

September 23, 2014

<u>Via E-mail</u>
Mr. Craig Martin
General Counsel
WideOpenWest Finance, LLC
7887 East Belleview Avenue, Suite 1000
Englewood, Colorado 80111

Re: **WideOpenWest Finance, LLC**
            Form 10-K for the Year Ended December 31, 2013
            Filed March 17, 2014
            File No. 333-187850

Dear Mr. Martin:

        We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                                Sincerely,

                                /s/ Celeste Murphy for

                                Larry Spirgel
                                Assistant Director